Exhibit (a)(1)(P)

Form of Notice to eligible RadiSys employees of an Amendment to the Stock Option Exchange Program Tender Offer Statement.

To: All RadiSys Employees Who Are Eligible for the Stock Option Exchange Program

Prior to announcing the Stock Option Exchange Program (the "Exchange Program") on July 31, 2003, RadiSys was required to file an "Offer to Exchange" with the Securities and Exchange Commission (SEC). I am writing to you in order to communicate that we are making an amendment to the Offer to Exchange. This amendment and the related documentation are in response to a recent request by the SEC to make several clarifications in the documentation. The amendment does not alter any of the terms and conditions of the Offer.

This Amendment has been posted to the Mellon web site at https://www.corporate-action.net/Radisys if you are interested in reading it.

These changes to the original Offer to Exchange document are not considered to be material. However, since the formal documentation has changed, we want you to be fully informed and recommend that you review the amendment prior to the Expiration Date of the Offer, which is 9:00 p.m. Pacific Time (U.S.) on Wednesday, August 27, 2003.

If you have any questions regarding the Offer to Exchange, please call:

Mellon Investor Services
Monday through Friday
5:00 a.m. to 4:00 p.m. Pacific Time (U.S.)
888-256-2709 (Calling from within the U.S.)
+ 201-329-8905 (Calling from outside the U.S.)

If you require a translator, a customer service representative will connect you with one and answer any questions you have over the phone.

Thanks again for your consideration of the stock option exchange program.

Best Regards,


/s/ Glenn Splieth
Glenn Splieth
Senior Director, Human Resources